EXHIBIT 99.1

Volvo Aero Wins Contract to Demonstrate Sandwich Technology Nozzles for Next-Generation Rocket Engines

GOTEBORG, Sweden, June 14, 2005 (PRIMEZONE) -- Volvo Aero has signed a contract with the Swedish National Space Board (SNSB) valued at more than EUR 3 M to begin a demonstration program for Sandwich technology within the framework of the Advanced Nozzle Technology Program. Volvo Aero will be responsible for the design and manufacture of a 2.5-meter high full-scale demonstration nozzle using its patented Sandwich technology, with an engine test foreseen in 2007.

The objective of this work is to demonstrate Sandwich technology for use in several possible engines with different engine cycles. The new technology provides many benefits: increased reliability, short development and lead times, increased design flexibility, reduced production cost and lower weight.

"The contract means that we can retain and enhance our expertise and technology within our specialty area nozzles," says Torgny Stenholm, Vice President Space Market and Program at Volvo Aero.

Volvo's laser-welded Sandwich technology is the result of work that was initiated to meet the commercial demand for actively cooled nozzle walls. A large number of production demonstrations have been produced, and the technology was tested in subscale engine tests in 1998 and 2002. The program will be conducted in cooperation with Volvo Aero's partners Snecma and EADS ST, who have worked with Volvo Aero for many years in the development and manufacture of engines for the European Ariane rockets.

One of the areas in which Volvo Aero has specialized is the development and manufacture of nozzles for rocket engines. Experience from all versions of the Viking and Vulcain engine has enabled Volvo Aero to become a European Center of Excellence for metal nozzles.

June 14, 2005

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:
Ulf Palmnas, Director Space Marketing and Sales, Volvo Aero
tel: +46-705 690 432

Thorwald Larsson, Swedish National Space Board
tel: +46-702 075 989